Exhibit 99.1

Camelot Information Systems Inc.

Announces Extraordinary General Meeting of Shareholders

BEIJING, China, February 24, 2014/PRNewswire/ — Camelot Information Systems Inc. (NYSE: CIS) (“Camelot” or the “Company”), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that it would call an extraordinary general meeting of shareholders (the “EGM”) to be held at 10:00 a.m. on March 25, 2014 (Beijing Time). The meeting will be held at the Company’s office at Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing, the People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger dated as of September 18, 2013 (the “Merger Agreement”), by and among the Company, Camelot Employee Scheme Inc. and Camelot Employee SubMerger Scheme INC. (“Merger Sub”), the plan of merger and the transactions contemplated by the Merger Agreement.

Shareholders of record as of the close of business in the British Virgin Islands on March 5, 2014 will be entitled to vote at the EGM. The record date for holders of American depositary shares (“ADSs”) entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on February 24, 2014.

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company. If completed, the merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the New York Stock Exchange, the Company will cease to be a publicly traded company and the ADS program will be terminated. The Company’s board of directors, acting upon the unanimous recommendation of the independent committee formed by the board of directors, authorized and approved the Merger Agreement, the plan of merger and the transaction contemplated by the Merger Agreement and resolved to recommend that the Company’s shareholders and ADS holders to vote for, among other things, the proposal to authorize and approve the Merger Agreement, the plan of merger and the transaction contemplated by the Merger Agreement.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About Camelot Information Systems Inc.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation (“IDC”). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investors and media inquiries, please contact:

Company Contacts: Ms. Jojo Guo, Investor Relations Manager Tel: +1 (646) 371-6533 E-mail: investors@camelotchina.com	Investor Relations Contacts: Mr. John Harmon, CFA Tel: +86 186 1151 1730 (Beijing) E-mail: john.harmon@harmoncorp.com